Filed by: Diamond Foods, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Diamond Walnut Growers, Inc.
Filing: Registration Statement on Form S-4
Registration No. 333-123574
Date: July 1, 2005

      A copy of a letter to be sent to members of Diamond Walnut Growers, Inc. is being filed as Appendix A to this filing. Appendix A is incorporated herein by reference.

      The conversion was approved by members of Diamond Growers at a special meeting held on July 1, 2005. Diamond Foods, Inc. has filed with the Securities and Exchange Commission a registration statement on Form S-4 relating to the conversion. Members of Diamond Growers are urged to read the registration statement and the accompanying documents. These documents contain important information about the conversion and are available for free on the SEC web site at www.sec.gov.

Appendix A

July 1, 2005

Dear Diamond Member,

I am pleased to announce that Diamond members have voted to approve a conversion of the agricultural cooperative into a stockholder-owned corporation upon successful completion of a proposed initial public offering. The conversion was approved by a majority of all voting interests, with over 80% of the votes cast in favor of the conversion. The conversion will be completed through the merger of Diamond Walnut Growers into its wholly-owned subsidiary, Diamond Foods, Inc. simultaneously with the completion of a proposed initial public offering of Diamond Foods common shares.

On behalf of your board of directors and the Diamond management team, I would like to commend the members of the cooperative for their active participation in the referendum process and for their commitment to the continuing success of the Diamond organization.

Sincerely,

Michael J. Mendes
President/CEO

A registration statement relation to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

1050 South Diamond Street • Stockton, CA 95205-7087
Tel: 209 • 467 • 6000   Fax: 209 • 467 • 6709   www.diamondnuts.com